April 17, 2017

VIA EDGAR

Lisa N. Larkin, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Eaton Vance Floating-Rate 2022 Target Term Trust (f/k/a Eaton Vance Floating-Rate 2024 Target Term Trust) (the “Trust”)

Registration Statement on Form N-2

File Nos. 333-216805, 811-23240

Dear Ms. Larkin:

Thank you for the letter, dated April 10, 2017, transmitting comments from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) concerning the Trust’s initial registration statement on Form N-2 relating to the Trust’s initial issuance of common shares of beneficial interest filed on March 17, 2017 (the “Registration Statement”).  The Trust expects to file a pre-effective amendment to its registration statement reflecting the relevant disclosure changes described herein.

Please note that following a review of the Trust after the initial filing, the following changes will be reflected in the next pre-effective amendment filing: (1) a change to the term of the Trust, as summarized below; (2) a corresponding change to the name of the Trust to Eaton Vance Floating-Rate 2022 Target Term Trust (from the prior Eaton Vance Floating-Rate 2024 Target Term Trust); and (3) additional disclosure about the Trust’s intent to issue Variable Rate Term Preferred Shares (“VRTP Shares”).  Accordingly, certain comments may no longer be applicable, as noted in response.

With respect to the change to the term of the Trust, the Trust intends to terminate on or about August 31, 2022 (the “Termination Date”); provided, however, that if the Trust’s Board of Trustees determines it is in the best interest of the shareholders to do so, upon provision of at least 60 days’ prior written notice to shareholders, the Trust’s term may be extended, and the Termination Date deferred, for one period of up to twelve months and one additional period of up to 6 months by a vote of the Board of Trustees. The Trust’s term would not be extended further without a shareholder vote.  The Trust will (unless unusual market conditions exist) comply with its Rule 35d-1 policy to invest at least 80% of its total managed assets in senior floating rate loans of any maturity (“Senior Loans”) from the time it is fully invested through at least the fifth anniversary of the commencement of the Trust’s operations.  The Trust may invest less than 80% of its total managed assets in Senior Loans shortly prior to the original Termination Date and during any extension of the Termination Date.

Securities and Exchange Commission

April 17, 2017

Any terms not defined herein have the meanings ascribed to them in the Registration Statement.  Set forth below are the Staff’s comments and the Trust’s responses:

Prospectus

Outside Front Cover

1.

Please confirm supplementally that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus.  See Item 1 of Form N-2.

Response: Supplementally, the Trust confirms that the pricing table, as well as all of the information appearing thereunder up to, and including, the date of the prospectus, will be included as part of the information presented on the outside front cover page of the prospectus.

2.

The Trust’s name contains “Target Term.”  This phrase sounds similar to a “Target Date” fund.  Please add disclosure stating that a “Target Term” fund is different from a “Target Date” fund and explaining the differences between the two.

Response: In response to the Staff’s comment, the Trust has added the following disclosure:

“The Trust is a target term fund, meaning that at the end of the Trust’s term the Trust intends to cease its investment operations, liquidate its portfolio, retire or redeem its leverage facilities, and make distributions to Common Shareholders of record.  The Trust should not be confused with a target date fund, which has assets that are managed according to a particular glidepath that illustrates how its investment strategy becomes increasingly conservative over time.”

3.

You state that “Senior Loans generally hold one of the most senior positions in the capital structure of the borrower ….”  Why is the term “generally” necessary? Please clarify that Senior Loans, as you define them, are first lien loans and, if applicable, explain why there are exceptions.

Response: Respectfully, the Trust believes that the term “generally” is appropriate.  Although senior loans held by the Trust will be first lien loans, on occasion certain particular loans may have characteristics that cause the loan not to be first lien for a portion of its collateral (e.g., an ABL revolver secured by specific assets of the company).  The Trust further confirms that any second lien loans will not be counted for purposes of the Trust’s 80% policy.

Securities and Exchange Commission

April 17, 2017

4.

You state that the Trust will invest in below investment grade securities.  Please provide the ratings applicable to such securities to clarify that the Trust’s 15% limit in securities rated “CCC+” or lower does not completely overlap with below investment grade securities.

Response: Supplementally, the Trust notes that it currently discloses that “most of the Trust’s investments will be rated lower than investment-grade (i.e., rated lower than BBB- by S&P).”  However, in light of the Staff’s comment, the Trust has revised its disclosure in the “Investment Strategies” section of the prospectus, as follows:

Senior Loans are typically rated below investment grade (i.e., rated lower than BBB- by S&P).  The Trust’s investments in below investment grade securities are commonly referred to as "junk" or "high yield" securities and are considered speculative with respect to the issuer's capacity to pay interest and repay principal. Under normal market conditions, no more than 15% of the Trust's Managed Assets may be invested in securities rated "CCC+" or lower by Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC business ("S&P"), or Fitch Ratings, a part of the Fitch Group ("Fitch"), or "Caa1" or lower by Moody's Investor Services, Inc. ("Moody's") at time of purchase, or comparably rated by another nationally recognized statistical rating organization ("NRSRO") or, if unrated, determined by the Adviser to be of comparable credit quality.

5.

You state that the Trust will invest at least 80% of its Managed Assets in Senior Loans.  Please also state what the Trust will invest in with the remaining 20% of its Managed Assets.

Response: The Trust notes that it currently discloses the following with respect to its ability to invest 20% of its total managed assets:

The Trust may invest up to 20% of its Managed Assets in (1) loan interests that have a lower than first lien priority on collateral or that are not secured by any specific collateral of the borrower, (2) other income producing  securities (including, without limitation, U.S. government debt securities and investment grade and below investment grade, subordinated and unsubordinated corporate debt  securities), (3) warrants and equity securities, including common stock and preferred stock, issued by a Borrower or its affiliates, and (4) investment companies.  Below investment grade corporate debt securities are commonly referred to as "junk" or "high yield" securities.

Securities and Exchange Commission

April 17, 2017

However, the Trust will revise the Registration Statement to reflect the Trust’s ability to invest 20% of its total managed assets in the following manner instead:

The Trust may invest up to 20% of its Managed Assets in (1) income producing  securities (including, without limitation, U.S. government debt securities and investment grade and below investment grade corporate debt securities (commonly referred to as "junk" or "high yield" securities)), (2) loan interests that have a lower than first lien priority on collateral or that are not secured by any specific collateral of the borrower, (3) warrants and equity securities, including common stock and preferred stock, issued by a borrower or its affiliates and (4) investment companies.

6.

You state, “The Trust, subject to the approval of no less than 80% of the Board of Trustees, may adopt, without shareholder approval, a plan of liquidation at any time preceding the anticipated Termination Date, which plan of liquidation may set forth the terms and conditions for implementing the termination of the Trust’s existence, including the commencement of the winding down of its investment operations and the making of one or more liquidating distributions to Common Shareholders prior to the Termination Date.”  Please explain supplementally on what legal basis the Trustees are authorized to take such action and what circumstances could cause the Board to do so.

Response: The Trust believes that, based on the discussion in the introduction above, this comment is no longer applicable.  Instead, the Trust will be terminated on or about August 31, 2022; provided that the term may be extended for a period of up to one year and a subsequent period of up to six months, in each case subject to the Board’s determination that it is in the best interest of shareholders to do so and subject to 60 days’ prior notice to shareholders.  The advisory fee will be reduced during any such extension.

7.

At the end of the sentence, stating “Investing in the Common Shares involves certain risks”, please add the following language: “, including risks relating to the Trust’s investments in Senior Loans.  Generally, debt instruments in which the Trust will invest (i) will have scheduled interest reset provisions that may make it more difficult for borrowers to make debt repayments to the Trust and (ii) do not fully amortize over the life of the Senior Loan and will therefore likely have a principal amount outstanding at maturity that may lead to a substantial loss to the Trust if the borrower is unable to refinance or repay.”

Response: The requested change has been made with the one change noted below:

“, including risks relating to the Trust’s investments in Senior Loans.  Generally, debt instruments in which the Trust will invest (i) will, in a rising interest rate environment, have scheduled interest reset provisions that may make it more difficult for borrowers to make debt repayments to the Trust and (ii) do not fully amortize over the life of the Senior Loan and will therefore likely have a principal amount outstanding at maturity that may lead to a substantial loss to the Trust if the borrower is unable to refinance or repay.”

Securities and Exchange Commission

April 17, 2017

8.

Does the Trust intend to issue preferred within 12 months of effectiveness? If so, please provide appropriate disclosure to include detriments to common shareholders, e.g., diminished control, dividend preference for preferred shares, higher fees (because the adviser bills on managed assets, and the Trust pays out of common assets only).

Response: As noted in the introduction above, the Trust supplementally confirms that the Trust currently intends to issue in a private placement VRTP Shares shortly after completion of its offering of common shares, subject to market conditions and to the Trust’s receipt of a AA credit rating from Fitch and a Aa3 credit rating from Moody’s on such VRTP Shares.  Among other things, the Trust has added disclosure to reflect that “VRTP Shares have seniority over the Common Shares” and that “holders of VRTP Shares do not bear the investment advisory fee. Rather, Common Shareholders bear the portion of the investment advisory fee attributable to the assets purchased with the proceeds, which means that Common Shareholders effectively bear the entire advisory fee.”

9.

May the Trust’s distributions include return of capital? If so, please disclose that fact, along with the tax consequences to shareholders.

Response: The Trust has no current intention to include return of capital in Trust distributions.

Page 1 – The Offering

10.

Please add the following information to the end of the paragraph, “The aggregate offering expenses (other than the sales load) to be borne by the Trust are estimated to be $ (or approximately $ per Common Share).”

Response:  The requested change has been made.

Page 1 – Investment Strategies

11.

Please add disclosure describing any strategies or policies regarding duration.

Response:  The Trust supplementally notes that duration management will not be a principal strategy of the Trust’s investment program.  In light of the Staff’s comment, the Trust has reviewed its existing disclosure with respect to duration, and will revise it as follows:

Duration risk

The Trust intends to utilize a ~~limited~~ constant duration strategy~~, which declines over time~~. ~~Such strategy seeks to be less sensitive to high yield interest rate risk than longer duration funds.~~ Duration is the sensitivity, expressed in years, of the price of a fixed-income security to changes in the general level of interest rates (or yields). Securities with longer durations tend to be more sensitive to interest rate (or yield)

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April 17, 2017

changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

12.

You state that, under normal circumstances, the Trust will invest at least 80% of its assets in Senior Loans that are typically rated below investment grade, i.e., junk.  As you note, Senior Loans “are predominantly speculative because of the credit risk of their issuers,” “typically entail greater potential price volatility and may be less liquid than higher-rated investments,” and “are more likely to default on their payments of interest and principal owed to the Trust, and such defaults will reduce the Trusts’ NAV and income distributions.”  The Trust’s objective, in part, is to return the original net asset value to shareholders on the Termination Date.  But given the risks mentioned, it appears neither realistic for the Trust to have such an objective nor reasonable to create an expectation for shareholders that the Trust will meet its objective.  Please explain.

Response:  Respectfully, the Trust believes that, given that the Trust is actively managed and the Trust’s portfolio management team has longstanding experience investing in floating-rate loans, the Trust will purchase securities that offer high income and an ability to return original NAV to shareholders on or about the termination date.  Floating-rate loans have historically delivered strong yields, protection against interest-rate risk, and a structure designed to mitigate credit risk.  In addition, the Trust notes that the Registration Statement discloses prominently, including on the cover page, that “THE OBJECTIVE TO RETURN THE TRUST’S ORIGINAL NAV IS NOT AN EXPRESS OR IMPLIED GUARANTEE OBLIGATION OF THE TRUST OR ANY OTHER ENTITY.”

13.

In the second paragraph under “Investment Strategies,” the first and second sentences repeat the third and fourth sentences in the paragraph above.  Please revise.

Response:  In light of the Staff’s comment, the disclosure will be revised as follows:

The Trust seeks to achieve its investment objectives by investing, under normal circumstances, at least 80% of its Managed Assets (as defined on page [X]) in senior floating rate loans ("Senior Loans") of any maturity. Senior Loans are made to U.S. and non-U.S. corporations, partnerships and other business entities which operate in various industries and geographical regions, including entities in emerging market countries. Senior Loans generally hold one of the most senior positions in the capital structure of ~~the borrower~~ a business entity (referred to as the “borrower” or “issuer”), are secured with specific collateral and have a claim on the assets and/or stock of the borrower that is senior to that held by unsecured creditors, subordinated debt holders and stockholders of the borrower.   Senior Loans pay interest at rates ~~which are determined periodically on the basis of a floating~~ that are re-determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium.  The base

Securities and Exchange Commission

April 17, 2017

lending rate~~,~~ primarily referenced is the London-Interbank Offered Rate ("LIBOR")~~, plus a risk premium~~.

~~Senior Loans hold a senior position in the capital structure of a business entity (referred to as the “borrower” or “issuer”), are typically secured with specific collateral and have a claim on the assets of the borrower that is senior to that held by subordinated debt holders and stockholders of the borrower. Senior Loans typically have rates of interest that are re-determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium.~~ Senior Loans held by the Trust typically have a dollar weighted average period until the next interest rate adjustment of approximately 90 days or less.

14.

Please explain supplementally why the Trust is not limiting the longest maturity of any holding to less than six months beyond the Termination Date, as the Eaton Vance High Income 2021 Target Term Trust has done and the Eaton Vance High Income 2022 Target Term Trust plans to do.  Doesn’t the absence of that limit expose the Trust to unreasonable and significant interest rate risk and reinvestment risk, as you observe in the prospectuses of the other two trusts.

Response:  Supplementally, the Trust notes that senior loans are a different asset class from the high yield bonds in which Eaton Vance High Income 2021 Target Term Trust invests.  However, in light of the Staff’s comment, the Trust has revised its disclosure to clarify that the longest maturity for any high yield bond in which the Trust invests will be not more than six months beyond the Termination Date.

15.

You state that Senior Loans “are typically secured with specific collateral ….”  Why is the term “typically” necessary?  Please clarify that Senior Loans as you define them, are secured and, if applicable, explain why there are exceptions.

Response:  In response to the Staff’s comment, the term “typically” will be removed.

Page 2 – Investment Strategies

16.

Will the Trust enter into unfunded loan commitments?  If so, please explain what the Trust will do if there are unfunded loan commitments outstanding when the Trust’s term ends in 2024.  For example, will the Trust need to extend its termination date, or will the Trust sell the unfunded commitments at a large discount?  If applicable, please add disclosure explaining what unfunded loan commitments are and what risks are involved, particularly with respect to the planned liquidation of the Trust in 2024.

Response:  The Trust supplementally confirms that the Trust does not currently intend to invest in unfunded loan commitments.

Securities and Exchange Commission

April 17, 2017

17.

Please confirm supplementally that the prospectus disclosure describes the types of derivatives that the Trust is expected to use, the manner in which they are expected to be employed by the Trust, and the maximum percentage of Trust assets that are expected to be allocated to derivatives.  See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:  Supplementally, the Trust confirms that the prospectus disclosure reflects the types of derivatives that the Trust is expected to use, the manner in which they are expected to be employed by the Trust, and the maximum percentage of Trust assets that are expected to be allocated to derivatives.

18.

You state that the Trust will invest, “under normal circumstances, at least 80% of its Managed Assets … in senior floating rate loans (“Senior Loans”) of any maturity.”  You also state that “senior secured fixed rate income instruments whose fixed rate coupons are converted to floating rate via the use of derivatives will be considered Senior Loans for purposes of the Trust’s 80% test.”  Please explain supplementally why it is appropriate for such instruments to be considered Senior Loans for purposes of satisfying the Trust’s 80% policy.

Response:  Supplementally, the Trust believes that it is appropriate for senior secured fixed rate income instruments whose fixed rate coupons are converted to floating rate via the use of derivatives to be considered Senior Loans for purposes of the Trust’s 80% test because such derivatives (e.g., credit derivatives) will have economic characteristics similar to Senior Loans.

19.

You state that the Trust may invest in investment companies.  If acquired fund fees and expenses (“AFFE”) will exceed 0.01% of the average net assets of the Trust, then please disclose these fees and expenses as a separate line item in the fee table.  If AFFE are not expected to exceed one basis point, then please include such expenses in the “Other Expenses” line in the Table.  See Item 3, Instruction 10 of Form N-2.

Response:  The Trust acknowledges this comment and so notes.

Page 7 – Special Risk Considerations

20.

With respect to “Seven year term risk,” you state that “during the two year period preceding the Termination Date, the Trust may invest less than 80% of its Managed Assets in Senior Loans due to limited availability of appropriate shorter maturity Senior Loans.”  Please explain supplementally how much less such investment could be and how the Trust would comply with its 80% policy.  Also, why does the Trust have an 80% policy regarding Senior Loans if the Trust might not implement such policy for up to 28.5% (i.e., approximately two years) of the life span of the Trust (i.e., approximately seven years)?  Please explain supplementally why the 80% policy is not misleading.

Securities and Exchange Commission

April 17, 2017

Response:  The Trust believes that, based on the discussion in the introduction above, this comment is no longer applicable.  Instead, the Trust will (unless unusual market conditions exist) comply with its Rule 35d-1 policy to invest at least 80% of its total managed assets in Senior Loans from the time it is fully invested through at least the fifth anniversary of the commencement of the Trust’s operations.  The Trust may invest less than 80% of its total managed assets in Senior Loans shortly prior to the original Termination Date and during any extension of the Termination Date.

Page 8 – Special Risk Considerations

21.

With respect to “Senior Loans risk,” please explain that the Trust will acquire interests in Senior Loans primarily by way of assignment, as you have stated later in the prospectus, and describe the risks of assignment.

Response:  The requested change has been made.

Page 10 – Special Risk Considerations

22.

With respect to “Foreign investment risk,” please consider what, if any, additional risk disclosure is necessary in light of the United Kingdom’s June 2016 vote to withdraw from the European Union.

Response:  In light of the Staff’s comments, disclosure will be added as follows:

In addition, one or more countries may abandon the euro and/or withdraw from the EU. The impact of these actions, especially if they occur in a disorderly fashion, could be significant and far-reaching. In June 2016, the United Kingdom (UK) approved a referendum to leave the EU, commonly referred to as “Brexit,” which sparked depreciation in the value of the British pound, short-term declines in global stock markets, and heightened risk of continued worldwide economic volatility. As a result of Brexit, there is considerable uncertainty as to the arrangements that will apply to the UK’s relationship with the EU and other countries leading up to, and following, its withdrawal. This long-term uncertainty may affect other countries in the EU and elsewhere. Further, the UK’s departure from the EU may cause volatility within the EU, triggering prolonged economic downturns in certain European countries or sparking additional member states to contemplate departing the EU. In addition, Brexit creates the perception of additional economic stresses for the UK, including the view that there may be potential decreased trade, capital outflows, devaluation of the British pound, wider corporate bond spreads due to uncertainty, and possible declines in business and consumer spending as well as foreign direct investment.

Securities and Exchange Commission

April 17, 2017

Page 11 – Special Risk Considerations

23.

With respect to “Private debt investments risk,” please tell us how much the Trust will invest in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940.  If the Trust will invest more than 15% of its assets in hedge funds and private equity funds that rely on section 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their assets in such hedge funds or private equity funds impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard.  Please explain to us why it would be appropriate for the Trust to offer shares without imposing these limitations.  We may have additional comments after reviewing your response.

Response:  The Trust supplementally confirms that it will not invest in funds that rely on the exception from registration as investment companies contained in section 3(c)(1) or section 3(c)(7) of the Investment Company Act of 1940.

Page 16 – Summary of Trust Expenses

24.

Please confirm supplementally that the Fee Table and Example will be updated in the 497 filing to reflect the actual size of the offering.

Response:  Supplementally, the Trust notes that the Fee Table and Example are based on estimated amounts for the Trust’s first year of operations and assume that the Trust issues approximately 15,000,000 common shares.  Because the actual total annual operating expenses of the Trust would be less than those shown if the actual size of the offering were larger, the Trust does not anticipate that the Fee Table and Example will be updated in the 497 filing to reflect the actual size of the offering unless the actual size of the offering were materially smaller than the amount assumed (i.e., 15,000,000 common shares).

25.

The Fee Table and Example are based on an anticipated amount that the Trust expects to receive from the offering.  Please explain supplementally what the anticipated amount of the offering will be and why that amount is reasonable.

Response:  Supplementally, as noted above, the Fee Table and Example are based on estimated amounts for the Trust’s first year of operations and assume that the Trust issues approximately 15,000,000 common shares.  That amount is the anticipated “worst case” scenario, such that the actual total annual operating expenses of the Trust would be less than those shown if the actual size of the offering were larger.

26.

Is the adviser entitled to receive reimbursement of organizational and offering expenses?  If so, please disclose the terms and conditions of such reimbursement.

Response:  Supplementally, the Trust confirms that the organizational costs will be paid by the Adviser and are not subject to repayment by the Trust.

Securities and Exchange Commission

April 17, 2017

27.

Please explain supplementally why the investment advisory fee will be reduced during the two year period preceding the Termination Date.  Are there any potential downsides to risks to investors?

Response:  Supplementally, the Trust believes that, based on the discussion in the introduction above, this comment is no longer applicable.  Instead, the advisory fee will be reduced during any period during which the term of the Trust is extended.  The Trust believes such reduction is in the best interest of shareholders during any extension periods.

Page 25 – Portfolio Composition and Other Information

28.

With respect to “Convertible securities and synthetic convertible securities,” we note that the Trust will invest in convertible securities.  If the Trust expects to invest in contingent convertible securities (“CoCos”), the Trust should consider what, if any, disclosure is appropriate.  The type and location of disclosure will depend on, among other things, the extent to which the Trust invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers).  If CoCos are or will be a principal type of investment, the Trust should provide a description of them and should provide appropriate risk disclosure.  In addition, please supplementally inform us whether the Trust intends to invest in CoCos and, if so, the intended amount.

Response:  The Trust supplementally confirms that it will not invest in CoCos. In light of the Staff’s comment, the Trust has added the following language under “Convertible securities and synthetic convertible securities”:

“The Trust will not invest, either directly or indirectly through derivatives, in contingent capital securities (sometimes referred to as “CoCos”).”

Page 25 – Portfolio Composition and Other Information

29.

With respect to “Zero-coupon bonds, step-ups and payment-in-kind securities,” please add disclosure stating that:

a.

Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized; and

b.

Because original issue discount will be included in the Trust’s “investment company taxable income” for the year of the accrual, the Trust may be required to make distributions to shareholders to satisfy the annual distribution requirement applicable to registered investment companies, even where the Trust has not received any corresponding cash amount.  As a result, the Trust may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment.  If the Trust it not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may become subject to corporate-level income tax.

Response:  The requested changes have been made.

Securities and Exchange Commission

April 17, 2017

30.

Please add to the end of the last sentence the following language: “, which is a measure of the riskiness of a loan.”

Response:  In response to the Staff’s comment, the following language will be added at the end of the referenced sentence: “, which is a measure of the riskiness of a loan or bond.”

Page 28 – Portfolio Composition and Other Information

31.

With respect to “Swaps,” you state that the Trust may engage in transactions involving total return swaps (“TRS”).  A TRS is a “senior security” for purposes of section 18 of the Investment Company Act of 1940 (the “ICA”).  When a fund engages in TRS, the fund will need to “set aside” (also referred to as “segregate”) an appropriate amount of liquid assets, as determined by Commission and staff guidance, to address section 18 concerns.  (Setting aside assets for their purpose is sometimes referred to as “cover”.)  See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm.  In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives (including “cover” obligations) for purposes of section 18 of the ICA.  See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015).  Accordingly, please be aware that the Commission could issue a new rule and/or guidance (and the staff could also issue future guidance) relating to fund use of derivatives, such as TRS, and leverage, including cover requirements, which could impact the manner in which the Trust operates.

Response:  The Trust acknowledges this comment and so notes.

32.

With respect to “Swaps,” you state that the Trust may engage in transactions involving credit default swaps.  If the Trust will write credit default swaps, please confirm to the staff that the Trust will segregate the full notional amount of the credit default swap to cover such obligations.

Response:  The Trust supplementally confirms that it will segregate the full notional amount to cover any credit default swaps that it writes.

Securities and Exchange Commission

April 17, 2017

Page 51 – Dividend Reinvestment Plan

33.

Please add disclosure in the prospectus regarding the tax consequences of participation in the dividend reinvestment plan or identify where such disclosure is located in the prospectus.  See Item 10.1.e.(5) of Form N-2.

Response:  In response to the Staff’s comment, the Trust will also include the following disclosure, which currently appears in the Statement of Additional Information, in the prospectus:

“Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional shares of the Trust. Shareholders receiving any distribution from the Trust in the form of additional shares pursuant to a dividend reinvestment plan will be treated as receiving a taxable distribution in the amount they would have received if they had elected to receive the distribution in cash, unless the Trust issues new shares that are trading at or above net asset value, in which case, such shareholders will be treated as receiving a distribution in the amount equal to the fair market value of the shares received, determined as of the reinvestment date.”

Page 56 – Underwriting

34.

Please confirm to the staff whether FINRA has approved the underwriting terms of the Trust’s offering.

Response:  Supplementally, the Trust notes that FINRA has not completed its review of the Trust’s compensation and other arrangements.  However, the Trust notes that it will be approved before the Trust is declared effective by the Staff.

Page 56 – Additional Underwriting Compensation

35.

Please file the contracts described in this section as exhibits to the Trust’s registration statement.

Response:  The Trust acknowledges this comment and will file the contracts described in this section as exhibits to the Trust’s registration statement in a pre-effective amendment.

36.

Please ensure that any applicable disclosure pertaining to the initial approval and any subsequent renewal of the Advisory Agreement will specifically confirm that the payment of a commission was made out of the adviser’s own legitimate profits and that they payment of a commission was not taken into account by the Trust’s Board of Trustees when evaluating the terms of the Advisory Agreement.

Response:  The Trust acknowledges this comment and so notes.

Securities and Exchange Commission

April 17, 2017

Page 58 – Independent Registered Public Accounting Firm

37.

Please provide the report of the independent registered public accounting firm and the seed financial statements once available.

Response:  The Trust acknowledges this comment and confirms that it will provide the report of the independent registered public accounting firm and the seed financial statements in a pre-effective amendment.

Statement of Additional Information

Page 19 – Trustees and Officers

38.

You state that Trustee information will be added by amendment upon election of the full Board of Trustees.  When will that election occur?

Response: The election of the full Board of Trustees occurred on April 13, 2017.

Part C – Other Information

Signature

39.

Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Trust’s Board of Trustees and also signed by the Trust’s principal executive officer and principal accounting officer or comptroller.  Please take this requirement into account when making subsequent filings that occur after the upcoming election of more Trustees.

Response: The Trust acknowledges this comment and so notes.

If you have any questions regarding this letter, please contact the undersigned at (617) 951-9209 or Clair E. Pagnano at (617) 261-3246.

Sincerely,

/s/ Pablo J. Man

Pablo J. Man